11018814

SECURI[illegible] [illegible]ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11117

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
12

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foothill Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E. Dana Street
(No. and Street)

Mountain View CA 94041-1508
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen H. Chipman 650-625-9701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SingerLewak, LLP
(Name – *if individual, state last, first, middle name*)

100 West San Fernando Street, Suite 365 San Jose CA 95113
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen H. Chipman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foothill Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

See attached Certificate

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this

24 (Date) day of February (Month), 2011 (Year), by

(1) Stephen H. Chipman (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

JOHN L. COWAN
Commission # 1907428
Notary Public - California
Santa Clara County
My Comm. Expires Oct 17, 2014

Signature John L. Cowan (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Foothill Securities, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SingerLewak LLP

SingerLewak LLP

San Jose, California
February 24, 2011

100 West San Fernando Street, Suite 365 San Jose, CA 95113 T: 408.294.3924 F: 408.295.3925

877.754.4557

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended dECEMBER 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

011117 FINRA DEC
FOOTHILL SECURITIES INC 11*11
150 E DANA ST
MOUNTAIN VIEW CA 94041-1508

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 34,235

B. Less payment made with SIPC-6 filed (exclude interest) (12,130)
07/29/2010
Date Paid

C. Less prior overpayment applied (--------)

D. Assessment balance due or (overpayment) 22,105

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -------

F. Total assessment balance and interest due (or overpayment carried forward) $ 22,105

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 22,105

H. Overpayment carried forward $(--------)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Foothill Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 20 ~~10~~ 11.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 2010 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	----------------
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	16,498,990
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Private Placement	410,494
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -------	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 14,082	
Enter the greater of line (i) or (ii)	14,082
Total deductions	16,923,566
2d. SIPC Net Operating Revenues	$ 13,694,110
2e. General Assessment @ .0025	$ 34,235
	(to page 1, line 2.A.)

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

In planning and performing our audit of the financial statements and supplemental schedules of Foothill Securities, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 West San Fernando Street, Suite 365 San Jose, CA 95113 T: 408.294.3924 F: 408.295.3925

877.754.4557

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SingerLewak LLP

SingerLewak LLP

San Jose, California
February 24, 2011

FOOTHILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Current assets		
Cash and cash equivalents	$	1,132,615
Commissions receivable		631,363
Other receivables		26,221
Other assets		183,530
Deferred tax asset - current portion		21,000
Total current assets		1,994,729
Deferred tax asset, net of current portion		79,000
Property and equipment, net		94,087
Intangible asset		48,600
Total assets	**$**	**2,216,416**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Commissions payable	$	560,359
Accrued expenses		199,697
Total liabilities		760,056
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $.0001 par value; 10,000,000 shares authorized; 5,229,062 shares issued and outstanding		5,294
Restricted common stock, 217,878 shares		43,200
Paid-in capital		1,100,722
Retained earnings		307,144
Total stockholders' equity		1,456,360
Total liabilities and stockholders' equity	**$**	**2,216,416**

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

Revenues		
Commissions and fees	$	30,599,794
Other income		292,219
Interest income		837
Total revenue		30,892,850
Expenses		
Salaries, wages, and commissions		28,417,803
Officers' salaries		491,168
Regulatory fees and expenses		418,796
Business travel		26,538
Board member expenses		72,150
Consulting fees		292,988
Insurance		325,502
Conference expenses		246,828
Rent		103,318
Database aggregation expenses		49,919
Administrative expenses		441,633
Total expenses		30,886,643
Income before benefit from income taxes		6,207
Benefit from income taxes		97,982
Net income	**$**	**104,189**

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2010

	Shares	Common Stock	Restricted Common Stock	Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balances, December 31, 2009	3,863,874	$ 5,158	$ 54,000	$ 701,789	$ 376,556	$ 1,137,503
Prior Period Adjustment (Note 3)	-	-	-	-	(173,601)	(173,601)
Balances, December 31, 2009 - restated	3,863,874	5,158	54,000	701,789	202,955	963,902
Stock-based compensation	44,000	4	-	12,756	-	12,760
Repurchase of common stock	(110,435)	(11)	-	(29,867)	-	(29,878)
Regulation D shares issued for 2008/2009	1,379,332	138		2,082		2,220
Contributed capital under Regulation D -2010				329,947	-	329,947
Contributions of additional paid-in capital				73,220	-	73,220
Restricted common stock issued	52,291	5	(10,800)	10,795	-	-
Net Income	-	-	-	-	104,189	104,189
Balances, December 31, 2010	**5,229,062**	**$ 5,294**	**$ 43,200**	**$1,100,722**	**$ 307,144**	**$1,456,360**

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

Cash flows from operating activities	
Net Income	$ 104,189
Adjustments to reconcile change in net assets to net cash used in operating activities	
Depreciation and amortization	35,861
Stock based compensation	11,880
Deferred tax benefit	(100,000)
Changes in operating assets and liabilities	
Commissions receivable	(245,533)
Other receivables	(24,956)
Taxes receivable	2,316
Other assets	68,837
Commissions payable	193,502
Accrued expenses	13,279
Net cash provided by operating activities	59,375
Cash flows from investing activities	
Purchases of property and equipment	(11,898)
Net cash used in investing activities	(11,898)
Cash flows from financing activities	
Common stock repurchased	(29,878)
Paid-in capital contributed by representatives	73,220
Contributed capital under Regulation D	332,167
Net cash provided by financing activities	375,509
Net increase in cash	422,986
Cash and cash equivalents at beginning of year	709,629
Cash and cash equivalents at end of year	**$ 1,132,615**
Supplemental disclosure of cash flows information:	
Taxes paid	**$ 2,018**
Interest paid	**$ -**

Supplemental schedule of non-cash financing and investing activities:

The Board of Directors approves issuance of common shares one year after the recognition of stock based compensation expense.

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Foothill Securities, Inc. (the "Company") is a fully disclosed broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC") and the California Department of Corporations.

The Company was incorporated in California on October 11, 1962, and conducts business from seventy-three (73) Offices of Supervisory Jurisdiction ("OSJ") located in Arizona, California, Colorado, Florida, Hawaii, Nevada, New Mexico, Tennessee, Texas, Utah, and Washington.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amounts of cash, receivables, and payables approximate fair value due to the short maturity of these instruments. The carrying value of any debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all cash, short-term investments with maturities within three months, and clearing deposits to be cash equivalents.

Commissions Receivable and Payable
Commissions receivable are uncollateralized commissions due to the Company from sales of mutual funds, stock trades, variable products, and direct participation programs. When orders are placed, the Company records an estimated commissions receivable and an estimate of the related commissions payable to the registered representatives.

The Company reviews all open orders every ninety days with the respective registered representatives responsible for placing those orders. If any order is determined to be no longer valid, then the related commission receivable and commission payable are voided.

Payments of commissions receivable are allocated to specific investor orders.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment
The Company's property and equipment are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals costing $1,000 or more are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the double declining balance and straight-line methods over the following estimated useful lives:

Computer equipment	5 years
Office equipment	5 - 7 years
Software	3 years
Leasehold improvements	8 years

Intangible Asset and Amortization
An intangible asset was acquired as part of the CUE Financial Group, Inc. ("CUE") transaction in August 2009. The amortization expense on this asset is calculated on a straight line basis over a ten (10) year period. (See Notes 7 and 11)

Revenue Recognition
The Company's revenue is generated from registered investment advisory fees derived from asset management and financial planning fees, and concessions and commissions related to sales of mutual funds, stock trades, variable products, fixed products, and direct participation programs. Revenue is recorded when earned.

Income Taxes
The Company elected "C Corporation" status for income tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

Uncertain Tax Positions
The Company accounts for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. The Company has elected to recognize interest and penalties related to tax uncertainties as operating expenses. At December 31, 2010, management has determined that there are no uncertain tax positions requiring recognition in its financial statements.

Concentrations of Credit Risk
The Company maintains its cash balances in two banks. The bank balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, the bank cash balances are in excess of the insured limit. The Company does not believe that its credit risk is significant.

Stock Based Compensation
The Company measures and recognizes compensation expense for all stock-based payment awards made to employees. The Company has issued compensatory stock grants which vest over the service period tied to an employment agreement for the President. Stock-based compensation expense recognized is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense is recognized in the Company's statement of operations during the year ended December 31, 2010.

Advertising Costs
Advertising costs are charged to operations when incurred. For the year ended December 31, 2010, advertising expense was $2,250.

Newly Adopted Accounting Pronouncements
In June 2009, the FASB issued new rules to amend certain accounting for variable interest entities ("VIE"). These new rules were incorporated into the Accounting Standards Codification in December 2009 as discussed in FASB ASU No. 2009-17, *Consolidation* (Topic 810): *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.* The new rules require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a VIE; to require ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; to eliminate the quantitative approach previously required for determining the primary beneficiary of a VIE; to add an additional reconsideration event for determining whether an entity is a VIE when any changes in facts and circumstances occur such that holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance; and to require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a VIE. The new rules become effective as of the beginning of each reporting period that begins after November 15, 2009. The adoption of these rules did not have a material effect on the Company's financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements

In October 2009, the FASB issued ASU No. 2009-13, *Revenue Recognition* (Topic 605): *Multiple-Deliverable Revenue Arrangements*—a consensus of the FASB Emerging Issues Task Force ("ASU 2009-13"). ASU 2009-13 amends accounting for revenue arrangements with multiple deliverables, to eliminate the requirement that all undelivered elements have Vendor-Specific Objective Evidence ("VSOE") or Third-Party Evidence ("TPE") before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price. Application of the "residual method" of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity's fiscal year, the entity will be required to apply the amendments retrospectively from the beginning of the entity's fiscal year. In addition, vendors electing early adoption of these rules will be required to disclose the following information at a minimum for all previously reported interim periods in the fiscal year of adoption: revenue, income before income taxes, net income, earnings per share and the effect of the change for the appropriate captions presented. Management does not expect the adoption of these rules to have a material impact on the Company's financial statements.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures* (Topic 820): *Improving Disclosures About Fair Value Measurements*. This ASU requires new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation of disclosed assets and liabilities, and about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. Management does not expect the adoption of these rules to have a material impact on the Company's financial statements.

NOTE 3 – PRIOR PERIOD ADJUSTMENT FOR CORRECTION OF AN ERROR

During 2010, management of the Company discovered an error in recognizing certain revenue types paid by the Company's clearing broker during the year ended December 31, 2009. This error resulted in an overstatement of accounts receivable of $157,875 at December 31, 2009, and an understatement of accrued commissions payable as of December 31, 2009 in the amount of $15,726. The sum of these corrections, $173,601, is reflected in the statement of changes of stockholders' equity as a charge to retained earnings as of December 31, 2009.

NOTE 4 – CASH CLEARING DEPOSIT ACCOUNTS

In the event that a registered representative incurs a market action error, the Company has available a clearing deposit with Pershing, LLC that can cover such errors up to $100,000. When a registered representative is responsible for such a loss, the representative is contractually obligated to reimburse the Company.

The Company also has a $10,000 clearing fund deposit with The Depository Trust & Clearing Corporation, which is required by the National Securities Clearing Corporation as a condition for utilizing the Fund/SERV and Insurance Processing Services.

Both of these deposits are included in cash.

NOTE 5 – OTHER ASSETS

Other assets consist of the following:

Prepaid insurance	$ 80,618
Prepaid registration fees	95,263
Other prepaid expenses	7,649
Total other assets	**$ 183,530**

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computer equipment	$ 133,729
Office equipment	38,646
Software	23,700
Leasehold improvements	69,144
	265,219
Less accumulated depreciation and amortization	(171,132)
Total property and equipment	**$ 94,087**

For the year ended December 31, 2010, depreciation and amortization expense was $35,861.

NOTE 7 – INTANGIBLE ASSET

An intangible asset was recognized as part of the CUE transaction as discussed more fully in in Note 11. This intangible asset represents the fair value of CUE's network of independent representatives. Management has determined that an amortizable life of ten (10) years is reasonable. This period has been determined by analyzing the average tenure of all independent representatives who were currently affiliated with the Company at the time of the CUE transaction. As of December 31, 2010, the value of the intangible asset has been reduced to $48,600, with $5,400 of amortization expense recognized during the year ended December 31, 2010.

NOTE 8 – ACCRUED EXPENSES

Accrued expenses consist of the following:

Accounts payable	$ 17,956
Accrued payroll and compensated absences	61,136
Accrued bonuses and profit sharing	96,715
Other accrued expenses	23,890
Total accrued expenses	**$ 199,697**

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of six and two-thirds percent (6 2/3%) of aggregated indebtedness or $50,000. The rule also defines the minimum required ratio of aggregate indebtedness to net capital of 15 to 1. The Company has computed the net capital and aggregate indebtedness calculations in accordance with FINRA Notice to Members, Numbers 84-48 and 85-5, respectively. At December 31, 2010, the Company has net capital of $735,243 which was $684,573 in excess of its required net capital of $50,670. The Company's aggregate indebtedness to net capital ratio was 1.03 to 1.00.

NOTE 10 – STOCKHOLDERS' EQUITY

Shares Authorized, Issued and Outstanding
At December 31, 2010, 10,000,000 shares of common stock were authorized, and 5,229,062 shares were issued and outstanding.

Compensatory Stock Grants
The Company granted its President 220,000 shares in 2007, which vest at a rate of 44,000 shares of common stock per year over five years. The issuance of the shares is based upon the President's performance, evaluated on an annual basis by the Board of Directors. The shares are valued based upon their grant date fair value. For 2010, 44,000 shares of stock were issued to the President and $11,880 was recognized as compensation expense. The Company has elected to recognize the related compensation expense based upon the net book value per share. The amount recognized does not differ materially from the grant date fair value. At December 31, 2010, there are 44,000 unvested shares with a grant date fair value of $8,140.

Common Stock Repurchase
During the year, the Company repurchased 110,435 shares of common stock from terminated Representatives at a total cost of $29,878.

Common Stock Designated for Issuance
The Company has 217,878 shares of common stock that has been allocated for the CUE transaction at December 31, 2010.

Paid-In Capital Contributed
During the year, as a result of Representatives' assessments, paid-in capital of $73,220 was contributed to the Company.

Contributed Capital
The Company is offering shares of common stock to its registered Representatives and employees who are accredited investors as defined in Rule 501(a) of Regulation D adopted under the Securities Act of 1933, and to an additional 35 of its registered Representatives who have the experience and knowledge necessary to understand the merits and risks of the investment.

NOTE 10 – STOCKHOLDERS' EQUITY (Continued)

Contributed Capital (Continued)
This offering, stipulated in a Private Placement Memorandum (PPM), was amended effective December 1, 2010, to accommodate and reflect the revised definition of an accredited investor per the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The PPM also was amended to no longer require all qualified Representatives to have a 1% reduction in commission and fees in return for common stock shares. Further, the election by qualified Representatives to purchase additional shares up to a maximum base of 3% of their commissions and fees and other income, has been reduced to 2%, effective January 1, 2010.

Upon inception of the original PPM, the Company began withholding one percentage point of all Representatives commissions payable effective the week ending December 19, 2008. Representatives automatically received shares of common stock in the Company in the amount of this reduction in their compensation, provided they were registered with the Company when the shares were issued. Representatives who had elected to purchase shares in an amount equal to a total of 3% gross revenue created by his or her services for the years 2008 and 2009 also received shares. The price per share under the Amended PPM is the December 31st book value of the current year, as indicated by the audit of the corporate financial statements, divided by the number of shares outstanding at the end of each fiscal year. For shares that were issued for 2008 and 2009 purchases, a book value per share of $0.25 was applied, and 1,379,332 shares were issued in 2010.

If for any reason a Representative is no longer registered with the Company when the stock is to be issued, the amount of commissions and fees withheld will be repaid. Accredited employees of the Company may purchase shares under the same terms and conditions as the Representatives, and up to 2% of their base compensation.

All shares will be issued after the end of each year when audited financial statements are available and generally no later than March 31st of the succeeding year. The shares will be issued once full payment has been received.

During the year, as a result of Representatives' contributions related to the Regulation D offering, Representatives contributed capital under Regulation D in the amount of $332,167. As the Company has until March 31, 2011 to issue these shares, no shares have been issued under Regulation D for the year ended December 31, 2010.

Warrant Grants
In the prior year, the Company initially granted 207,007 common stock warrants to CUE and its principals with an exercise price equal to the Company's common stock book value as determined at the end of the month in which the warrants are exercised. These warrants are fully vested on the grant date and they expire three years after the grant date, or August 2012. The warrants fair value was deemed deminimus, and as such, no value was ascribed to these warrants in the purchase accounting related to the CUE transaction.

NOTE 10 – STOCKHOLDERS' EQUITY (Continued)

Warrant Grants (Continued)
These warrant grants have an anti-dilution provision that requires the Company to adjust the number of common stock warrants purchased upon exercise of the warrants, such that the number of common stock shares that may be purchased as of the last day on which the warrant is exercisable shall be five percent of the stock then outstanding. The Company has reviewed the warrant agreement and the related anti-dilution provision, and has determined that it does not require treatment as a derivative. At December 31, 2010, as a result of the anti-dilution feature, there were 275,214 common stock warrants outstanding.

NOTE 11 – CUE AFFILIATION TRANSACTION AND AGREEMENT

In August 2009, the Company entered into an affiliation agreement with CUE Financial Group, Inc. ("CUE") whereby CUE would allow the Company to recruit from its network of independent representatives, with the intention of convincing the CUE representatives to change their broker dealer affiliation from CUE to the Company. In addition, CUE's current ownership and principals would actively work towards convincing CUE representatives to change their broker dealer affiliation.

The Company determined that the affiliation agreement met the definition of a business combination. The Company did not receive any tangible assets or liabilities, or equity in CUE as part of the acquisition. In addition, the Company did not exchange any tangible assets or liabilities as payment for the acquisition.

As consideration, the Company granted CUE's principals, who have now designated the Company as their broker dealer, 1% of the Company's outstanding stock on the first, second, third, fourth and fifth anniversary of this agreement for a total issuance of 5%. At December 31, 2009, 5% of outstanding shares represented 203,362 common shares. The grant date fair value of those common shares was $54,000. This amount had been recorded as restricted common stock in the statement of stockholders' equity. As of August, 2010, the Company issued 52,291 shares and released $10,800 from the restricted common stock classification. As of December 31, 2010, and as a result of the anti-dilution feature, there remain 217,878 shares to be issued.

Additionally, the $48,600, net of accumulated amortization, represents the fair value of an intangible asset as shown in the statement of financial position. This intangible asset represents the fair value of CUE's network of independent representatives. (See Note 7)

The Company also agreed to an anti-dilution provision tied to the 5% stock issuance that requires the Company to issue additional shares to these principals in a number sufficient to avoid any dilution of the current percentage of shares it holds. The Company has reviewed this anti-dilution provision and has determined that it does not require treatment as a derivative.

The agreement also provides CUE principals with warrants to purchase 275,214 shares (originally 207,007shares) of common stock as discussed in Note 10.

NOTE 12 – BENEFIT FROM INCOME TAXES

The benefit from (provision for) income taxes consists of the following:

	Federal	States	Total
Currently payable	$ -	$ (2,018)	$ (2,018)
Deferred taxes	73,000	27,000	100,000
Total benefit from income taxes	**$ 73,000**	**$ 24,982**	**$ 97,982**

The income tax benefit differs from the expected benefit that would result from applying statutory rates to the pre-tax loss due to the following:

- The tax benefits of the federal tax graduated rate structure, as applied during the periods to those differences between the financial statements and the tax returns (described in Note 2), and when they are expected to become taxable or deductible.
- Certain nontaxable income and expense items, also referred to as permanent differences.
- The federal tax benefit derived from the deduction for state franchise and income taxes.
- A deferred tax benefit was recognized for net operating loss carry forwards and other deferred tax assets by a reduction to the valuation allowance discussed below.

Deferred tax assets and liabilities consist of the following:

Deferred tax assets	
Net operating loss carryforwards	$ 83,700
Contribution carryforwards	2,800
Depreciation and amortization	1,400
Accrued vacation and wages	22,400
	110,300
Deferred tax liabilities	
State taxes	(10,300)
	(10,300)
Net deferred tax assets	$ 100,000
Valuation allowance	-
Deferred tax assets	**$ 100,000**

NOTE 12 – BENEFIT FROM INCOME TAXES (Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has determined that the prior valuation allowance against the net deferred tax assets is not required in light of the Company's profitable year and anticipated future taxable income.

At December 31, 2010, the Company had federal and state net operating loss carryforwards of approximately $185,000 and $211,000, respectively. If not utilized, the carryforwards will expire in 2029 for Federal and California income tax purposes.

Management has determined that a reserve is not required to be recognized under ASC 740-10.

NOTE 13 – 401(K) AND PROFIT SHARING PLAN AND TRUST

Effective January 1, 2004, the Company adopted a 401(k) profit sharing plan for all eligible employees. Eligible employees are defined as all full-time employees who have attained age 21, and who have been employed at least one year and have completed at least 1,000 hours of service annually. Employees may elect to defer 1% to 25% of their salary, up to the federal limit, and are 100% vested upon entering the plan. The Company annually matches the participants' contribution up to 4% of participants' gross wages. The Company may also elect to make a discretionary contribution annually to the profit sharing plan and trust. In 2010, the Company contributed a total of $115,021 under these arrangements.

NOTE 14 – COMMITMENTS, RELATED PARTY TRANSACTIONS, AND CONTINGENCIES

Facility Lease

The Company entered into a lease agreement for their new corporate office, commencing on February 1, 2008, with a related party limited liability company (LLC). This LLC includes certain members that are also stockholders of the Company. Under the terms of the lease, the Company pays a monthly rent of $6,938, plus their share of utilities and taxes calculated to be $1,425 per month. The lease expires on January 31, 2013. The future minimum rental commitments are as follows:

Year Ending December 31,	Amount
2011	$ 100,350
2012	100,350
2013	8,363
Total	**$ 209,063**

Rent expense, plus utilities and taxes, was $100,350 for the year ended December 31, 2010.

NOTE 14 – COMMITMENTS, RELATED PARTY TRANSACTIONS, AND CONTINGENCIES (Continued)

Postage Meter Lease

The Company entered into an operating lease agreement for their postage meter, commencing on April 3, 2009. Under the terms of the lease, the Company pays a monthly rent of $301. The last payment date is December 3, 2012. The lease expires on January 3, 2013. The future minimum rental commitments are as follows:

Year Ending December 31,	Amount
2011	$ 3,612
2012	3,612
Total	**$ 7,224**

Legal Matters

In the normal course of operations, the Company is involved with certain claims and disputes, and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from such claims, disputes or examinations would not have a material effect on the Company's financial position.

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego

50 YEARS 1959-2009

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY *RULES 15c3-3 AND 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION*

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

We have audited the accompanying financial statements of Foothill Securities, Inc. (the "Company") as of and for the year ended December 31, 2010, and have issued our report thereon dated February 24, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SingerLewak LLP

SingerLewak LLP

San Jose, California
February 24, 2011

100 West San Fernando Street, Suite 365 San Jose, CA 95113 T: 408.294.3924 F: 408.295.3925

877.754.4557

IGAF

FOOTHILL SECURITIES, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE (FOCUS) REPORT

December 31, 2010

Schedule I

Please see the attached FOCUS report on the following pages 20 to 22.

See Independent Auditors' Report on supplementary information.

FOOTHILL SECURITIES, INC.
FOCUS REPORT - PART II A

This report is being filed pursuant to:

1) Rule 17a-5(a) X

This report is being filed:

2) Quarterly X

This FOCUS II is for the period ending in: December
Period Beginning: 1/1/2010
Period Ending: 12/31/2010

Unconsolidated: X

Does Respondent carry its own customer accounts?
No: X

Using the (B) Basic Method (B)

ASSETS	Allowable	Non-Allowable	Total
1 Cash	1,132,615	-	1,132,615
2 Rec Fr Brokers & Dealers			
A Clearance Account	-	-	-
B Other	409,884	243,460	653,344
3 Rec fr Non-Customers	-	-	-
4 - 9 blank	-	-	-
10 Property Depreciation	-	94,087	94,087
11 Deferred tax asset		100,000	100,000
12 Other Assets	-	236,370	236,370
13 Total Assets	1,542,499	673,917	2,216,416

LIABILITIES	A.I.	Non-A.I.	Total
15 Payable to Non-Customers	560,359	-	560,359
17 Accounts pay, accrued Liabilities, expenses & other	199,697	-	199,697
20 Total Liabilities	760,056	0	760,056

EQUITY

23 Corporation	
A. Preferred Stock	
B Common Stock	5,294
C addit paid-in capital	1,143,922
D Retained Earnings	307,144
E Total	1,456,360
24 **Total ownership equity**	**1,456,360**
25 **Total liabilities, and ownership equity**	**2,216,416**

INCOME STATEMENT

REVENUE	
1 Commissions	
A On listed equity sec executed on an exh	2,226,720
B On listed option transactions	127,774
C On all other securities	7,011,856
D Total securities commissions	9,366,350
5 Revenue from sale of investment company shares	8,443,861
7 Fees for acct supervision, investment advisory & admin services	9,664,438
8 Other revenue	3,418,201
9 **Total revenue**	**30,892,850**
EXPENSES	
10 Salaries & other employment costs for gen ptners & voting stockholder officers	491,168
11 Other employee compensation & benefits	28,417,803
14 Regulatory fees & expenses	418,796
15 Other expenses	1,558,876
16 **Total expenses**	**30,886,643**
NET INCOME	**6,207**
17 Income (loss) before Federal Taxes	6,207
18 Provision for Fed Inc Taxes	(97,982)
22 Net income/loss after Federal income taxes & extraordinary items	104,189

MONTHLY INCOME

23 Income from last month this FOCUS covers (before provisions for Federal income taxes and extraordinary items):	27,639

Exemptions Under SEC Rule 15c3-3

25	A	
	B K(2) (I) - Special Account for Exclusive Benefit of Customers" maintained:	X
	C (k) (2) (II) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.	X
	8-17574 a	

Computation of Net Capital

1	Total ownership equity (o/e)		1,456,360
2	Deduct ownership equity not allowable for Net Capital		(43,200)
3	Total o/e qualified for net capital		**1,413,160**
5	Total cap & allowable subloans		
6	Deductions &/or charges		
	A Total non-allowable assets		673,917
	D Other deductions &/or charges	4,000	677,917
8	Net Capital before haircuts		735,243
10	**Net Capital**		**735,243**
11	Minimum net capital required: (based on Aggregate Indebtedness)		50,670
12	Minimum Dollar Requirement		50,000
13	**Net Cap reqmt (greater of line 11 or 12)**		**50,670**
14	**Exces net capital**		**684,573**
15	Exc net cap @ 1000% (net cap - 10% AI)		659,238
	Computation of Aggregate Indebtedness		
16	Total AI liab from Balance Sheet		760,056
19	Total Aggregate Indebtedness		760,056
20	**Ratio of Ai/NC**		**103.37**

Statement of Changes in Ownership Equity

1	**Balance, beginning of period**	**963,902**
	A Net income (loss)	**104,189**
	B Additions, incl non-conforming capital of	**418,147**
	C Deductions, incl non-conforming capital	**(29,878)**
2	**Balance, end of period**	**1,456,360**

FOOTHILL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
and
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2010

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

Exemptive provision under Rule 15c3-3. Firm is operating as a (k)(2)(A) and (k)(2)(B) broker/dealer.

The Company is a fully disclosed broker/dealer. The clearing broker used is:

Pershing, LLC
One Pershing Plaza
Jersey City, NJ 07399

Firm is a FINRA member.

FOOTHILL SECURITIES, INC.

RECONCILIATIONS PURSUANT TO RULE 17a-5

December 31, 2010

Schedule III

The respondent's reconciliation of the computation of net capital did not differ from the net capital calculated on pages 20 to 22.